UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from <> to <>

Commission file number: 0-20167

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mackinac Financial Corporation 401(k) Plan

B.           Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mackinac Financial Corporation

130 South Cedar Street

Manistique, MI  49854

Mackinac Financial Corporation 401(k) Plan

Financial Report

December 31, 2018

Mackinac Financial Corporation 401(k) Plan

Mackinac Financial Corporation 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Mackinac Financial Corporation 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Mackinac Financial Corporation 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2018 and 2017, and the changes in its net assets for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for these financial statements.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

We have served as the Plan’s auditor since 2005.

Auburn Hills, Michigan

June 27, 2019

Mackinac Financial Corporation 401(k) Plan

Statement of Net Assets Available for Benefits

	December 31,	December 31,
	2018	2017

Assets
Cash	$1,260	$2,169
Participant-directed investments, at fair value	13,377,663	11,092,214
Participant notes receivable	465,619	339,820
Employer contributions receivable	388,977	293,307
Dividends receivable	9,232	4,134
Total assets	14,242,751	11,731,644

Net assets available for benefits	$14,242,751	$11,731,644

See Notes to Financial Statements

Mackinac Financial Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

Additions to net assets
Contributions:
Employee	$845,819
Employer	388,977
Rollovers	3,370,325

Total contributions	4,605,121

Net realized and unrealized losses on investments	(1,226,168)
Interest on participant notes receivable	20,796
Total additions	3,399,749

Deductions from net assets - Benefits paid directly to participants or beneficiaries	(888,642)

Net increase	2,511,107

Net assets available for benefits
Beginning of year	11,731,644
End of year	$14,242,751

See Notes to Financial Statements

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

Note 1 - Plan Description

The following description of the Mackinac Financial Corporation 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all employees of Mackinac Financial Corporation (the “Corporation”) who have completed three months of service and are age 18 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Participants may elect to have up to 80 percent of their annual compensation contributed on their behalf as an elective deferral.  Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan. During 2018 the Corporation acquired two financial institutions.  The participants in the defined contribution plans sponsored by the acquired institutions were given the option to roll over their participant account balances into the Plan or to another qualified account.  This resulted in approximately $3.370 million of rollover contributions into the Plan during the year.

Mackinac Financial Corporation may make a matching contribution equal to a discretionary percentage of the amount of each participant’s elective deferral, which is determined by the Plan Sponsor annually.  During the 2018 plan year the maximum matching contribution was 4 percent of a participant’s eligible compensation.  Participants that achieve 1,000 hours of service during the plan year and are employed at the Corporation on the last day of the plan year are eligible for the matching contribution.  For the year ended December 31, 2018, the board of directors elected to contribute, as a matching contribution, 100 percent of the participant’s contribution not to exceed 3 percent of the participant’s deferred compensation, followed by a match of 50 percent of the next two percent of employee deferrals, for a maximum match of up to 4 percent of the participant’s compensation.  The Corporation has the option of making an additional discretionary contribution based on compensation which is determined by its board of directors.  There were no additional discretionary contributions made in 2018.  The Corporation can automatically direct that up to 35 percent of the discretionary match be invested in Corporation stock, and participants may modify this direction of investments subsequently without restriction.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

Note 1 - Plan Description (continued)

Investment Options — Amounts contributed through employee contributions are deducted from gross wages for each payroll and amounts contributed through employer matching contributions are calculated annually and are remitted subsequent to the Plan year-end.  All contributions are deposited with John Hancock Life Insurance Company (U.S.A.) (“John Hancock”) or with Keefe, Bruyette & Woods, Inc., the Plan’s investment custodians.  Participants may direct the investment of their contributions and the Corporation’s contributions into one or more formal investment options offered by the Plan, including various pooled separate accounts and up to 35 percent of the participant’s account balance in Corporation stock. John Hancock currently serves as trustee for Plan investments, excluding Corporation stock.  Keefe, Bruyette & Woods, Inc., serves as custodian for Corporation stock.  The Plan invests in whole shares of the Corporation’s stock generally on the last business day of each month.  The contributions used to purchase whole shares of Corporation stock are held in a cash account until the Plan’s next purchase of whole shares of Corporation stock.  Cash dividends, if any, on Corporation stock will be reinvested in accordance with the participant’s investment election.  Stock dividends, if any, on Corporation stock will be reinvested in Corporation stock unless specifically elected otherwise in writing.  If a participant does not direct the investment of contributions, they will be invested in the age-appropriate target date fund.  Participants may change their deferral percentage and investment direction at any time.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, allocations of the Corporation’s contributions and plan earnings and charged with an allocation of administrative expenses.  Allocations are based on participants’ compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately 100 percent vested in employee salary and rollover contributions and any income or loss thereon. Vesting in the Corporation’s discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service.  For vesting purposes, a year of service is defined as a plan year during which an employee has been credited with at least 1,000 hours of service.  Participants vest in the Corporation’s contributions 100 percent after three years of service.

Participant Notes Receivable - Participants may borrow from their accounts subject to certain maximum and minimum amounts as prescribed in the Plan and in the Internal Revenue Code (IRC).  Participant notes receivable are collateralized by the participant’s account balance and bear interest at a rate charged for similar loans by lending institutions as determined by the Plan administrator.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

Note 1 - Plan Description (continued)

Benefit Payments - Upon termination of employment, the participant or, in the case of death, the surviving spouse can elect to receive the participant’s account balance in a single lump sum or in various installment annuities.  If the account is invested in Corporation stock, the participant may elect to receive an “in kind” distribution of whole shares. Participants may elect to receive a taxable distribution of any dividends paid on Corporation stock.

Hardship Withdrawals - Participants may request that all or a portion of their account be distributed in the case of severe financial hardship, as defined in the Plan document.  The Corporation must approve any such hardship withdrawals.

Forfeitures - If a participant is not fully vested on his or her termination date, the non-vested amount of the account is forfeited.  Forfeitures are used to reduce future employer contributions or to pay administrative expenses of the Plan.

Termination - While it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan agreement and ERISA.  Upon termination of the Plan, participants become 100 percent vested in their account balances.

Party-in-interest Transactions - Certain Plan assets are in investment funds managed by John Hancock Life Insurance Company or its affiliates.  John Hancock is a custodian of the Plan; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.  Participants can elect to invest in Mackinac Financial Corporation stock.  As Mackinac Financial Corporation is the Plan sponsor, these transactions, as well as the Corporation’s payment of certain expenses of the Plan, qualify as party-in-interest transactions as defined under ERISA guidelines.  During the years ended December 31, 2018 and 2017, the Plan made purchases of $56,809 and $54,140, respectively, and sales of $4,859 and $12,057, respectively, of Mackinac Financial Corporation stock on behalf of its participants.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares of Corporation stock allocated to his or her account.  The Plan trustee is required to vote shares of common stock that have been allocated to participants but for which the trustee received no voting instructions in the same manner and in the same proportion as the shares for which the Plan trustee received timely voting instructions.

Note 2 - Summary of Significant Accounting Policies

Participant Notes Receivable — Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest.  Participant notes receivable are written off when deemed uncollectible.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

Note 2 - Summary of Significant Accounting Policies (continued)

Benefit Payments — Benefit distributions are recorded when paid.

Administrative Expenses - Various administrative costs are paid by the Corporation and were negligible in 2018.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Investment Valuation — Corporation stock is valued at fair value based on quoted market prices.

The pooled separate accounts are valued at net asset value per share, or its equivalent of the funds, which are based on the fair value of the funds’ underlying assets.  There are no redemption restrictions or unfunded commitments on these investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  See Note 5 — Fair Value for additional information.

Note 3 - Tax Status

The Plan, as adopted, is a volume submitter plan, which does not require an application for a determination letter from the IRC.  The volume submitter plan received a favorable notification letter from the IRS dated March 31, 2008.  Although the Plan has been amended since receiving the determination letter, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  The Plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2015.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

Note 4 — Employer Contribution

For the 2018 plan year, Mackinac Financial Corporation made an employer matching contribution to the Plan of $388,977.  The balance was a receivable for the Plan as of December 31, 2018 and was paid by the Corporation in February of 2019.  Mackinac Financial Corporation utilizes plan forfeitures toward the total contribution to the Plan.  For 2018, the amount utilized was $1,269.

Note 5 — Fair Value

Accounting standards require certain assets be reported at fair value on the financial statements and provides a framework for establishing that fair value.  The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

Level 1 - In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly.  These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.  These level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

Note 5 — Fair Value (continued)

The following tables represent the balances of the Plan’s financial assets that were measured at fair value on a recurring basis as of December 31, 2018 and 2017:

	Assets at Fair Value, as of December 31, 2018
		Quoted Prices
	Total	(Level 1)

Mackinac Financial Corporation stock (5)	$1,051,746	$1,051,746

Investments measured at net asset value - pooled separate accounts
Stable value fund (4)	414,821	—
Balanced asset funds (1)	10,402,508	—
Equity funds (2)	1,032,175	—
International funds (2)	154,622	—
Sector funds (2)	177,573	—
Fixed income funds (3)	94,803	—
Hybrid funds (3)	49,415	—
Total pooled separate accounts	$12,325,917	$1,051,746

Total investments, at fair value	$13,377,663

	Assets at Fair Value, as of December 31, 2017
		Quoted Prices
	Total	(Level 1)
Mackinac Financial Corporation stock (5)	$548,296	$548,296

Investments measured at net asset value - pooled separate accounts
Stable value fund (4)	209,774	—
Balanced asset funds (1)	8,803,349	—
Equity funds (2)	969,144	—
International funds (2)	193,711	—
Sector funds (2)	190,649	—
Fixed income funds (3)	105,417	—
Hybrid funds (3)	71,874	—
Total pooled separate accounts	$10,543,918	$548,296

Total investments, at fair value	$11,092,214

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

Note 5 — Fair Value (continued)

(1) This class represents investments in actively managed pooled separate account funds that invests primarily in both equity and debt securities.  The investments may include pooled separate accounts, common stock, corporate bonds, interest rate swaps, options and futures.

(2) This class represents investments in actively managed pooled separate account funds that invests primarily in equity securities which may include pooled separate accounts, common stocks, options and futures.

(3) This class represents investments in actively managed pooled separate account funds with investments in a variety of fixed income investments which may include pooled separate accounts, corporate bonds, both U.S. and non-U.S. municipal securities, interest rate swaps, options and futures.

(4) This class represents an investment in an actively managed pooled separate account that invests in a collective investment trust that invests primarily in corporate bonds, both U.S. and non-U.S., municipal securities and wrapper contracts.

(5) At December 31, 2018, the Plan held 77,051 shares of Corporation stock with a fair value of $1.052 million and a cost basis of $.877 million.  At December 31, 2017, the Plan held 34,484 shares of Corporation stock with a fair value of $.548 million and cost basis of $.330 million.

The Plan’s policy is to recognize transfers between the levels of the fair value hierarchy as of the actual date of the event or change in circumstances that caused the transfer.  There were no significant transfers between levels of the fair value hierarchy during 2018 and 2017.

Mackinac Financial Corporation 401(k) Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Line 4i

EIN 38-2062816, Plan No. 004

December 31, 2018

Identity of Issuer	Description of Investment	Cost	Current Value

John Hancock Life Insurance Company (U.S.A.)	Pooled separate accounts:
	JH Lifestyle Balanced	*	$1,813,987
	JH Lifestyle Growth	*	1,811,261
	JH Retirement Living 2030	*	1,375,024
	JH Retirement Living 2025	*	1,329,332
	JH Retirement Living 2045	*	919,240
	JH Retirement Living 2040	*	827,606
	JH Lifestyle Aggressive	*	742,224
	JH Retirement Living 2020	*	502,581
	John Hancock Stable Value Fund	*	414,821
	JH Retirement Living 2035	*	355,424
	JH Lifestyle Conservative	*	201,537
	500 Index Fund	*	200,654
	JH Lifestyle Moderate	*	172,370
	JPMorgan US Equity Fund	*	169,706
	JH Retirement Living 2050	*	156,672
	JH Retirement Living 2060	*	104,439
	Equity Inc	*	79,829
	IDX Mid	*	62,638
	Real Estate Securities Fund	*	54,962
	Growth Index	*	54,577
	T. Rowe Price Equity Income Fund	*	50,496
	JH Small Cap Value Index	*	49,932
	JH Retirement Living 2015	*	48,422
	JH DFA Emerging Markets Value	*	45,061
	JH Templeton World	*	43,954
	Templeton Global Bond Fund	*	43,637
	John Hancock Disciplined Value Fund	*	43,120
	T. Rowe Price Health Sciences Fund	*	41,725
	JH Retirement Living 2055	*	41,296
	PIMCO All Asset Fund	*	38,522
	Fidelity Contra Fund	*	37,288
	Small Cap Index Fund	*	34,903
	Blue Chip Growth Fund	*	34,527
	Intl Equity Index Fund	*	34,161
	DFA Inflation Protected Securities Fund	*	33,220
	JH American Funds Growth Fund	*	29,246
	JH American Funds Wash Mutual	*	28,874
	International Opportunity Fund	*	18,875
	JH Mutual Discovery	*	17,578
	Capital Appreciation Fund	*	16,529
	Mid Cap Stock Fund	*	14,276
	JH Disciplined Value Mid Cap Fund	*	13,259
	Invesco Small Cap Growth Fund	*	12,947
	Vanguard Energy Fund	*	11,954
	Science and Technology Fund	*	11,468
	JH American Funds EuroPacific	*	10,044
	Large Cap Fund	*	9,585
	American Century Heritage Fund	*	8,852
	Science and Tecnology Fund	*	8,223
	Federated High Yield Fund	*	8,068
	Vanguard Midcap Growth ETF	*	7,805
	Oppenheimer Developing Markets Fund	*	7,020
	Capital World Growth and Income Fund	*	6,959
	The Income Fund of America	*	6,825
	DFA US Targeted Value Fund	*	6,630
	Mid Cap Value ETF	*	5,939
	DFA US Small Cap Fund	*	5,201
	Vanguard Small Cap Growth Index Fund	*	5,088
	American Fundamental Holdings Fund	*	5,039

Schedule 1

1

Identity of Issuer	Description of Investment	Cost	Current Value

	PIMCO Global Bond Fund	*	4,857
	All Cap Opportunity	*	4,637
	Fidelity Advisor Leveraged Company Stock Fund	*	4,636
	Dodge & Cox Stock	*	4,344
	Dodge & Cox International Stock	*	4,141
	JH American Funds Am Balanced	*	4,043
	Utilities Fund	*	3,951
	Small Cap World Fund	*	3,921
	American Funds US Gov Securities	*	3,702
	Aston Fairpointe Mid Cap Fund	*	3,489
	Legg Mason Clear Bridge Aggressive Growth	*	3,487
	JH Domini Social Equity	*	3,342
	Explorer Fund	*	3,136
	Franklin Small Mid Cap Growth Fund	*	2,767
	Royce Opportunity	*	2,323
	Capital Appreciation Fund	*	2,216
	JH Bond Fund	*	1,977
	Oppenheimer International Growth	*	1,967
	Real Return Bond Fund	*	1,776
	JPM Mid Cap Value	*	1,762
	Lord Abbett Value Opportunities Fund	*	1,498
	Strategic Income Opportunities Fund	*	1,450
	Investment Company of America	*	1,168
	Small Company Value Fund	*	1,139
	American Funds Capital Income Builder	*	1,094
	Small Cap Value Fund	*	1,051
	Victory Diversified Stock Fund	*	902
	High Yield Fund	*	703
	Vanguard Small Cap Value Index	*	695
	Parnassus Core Equity Fund	*	681
	BlackRock Basic Value Fund	*	648
	Pax Balanced Fund	*	593
	Massachusetts Investors Fund	*	583
	New World Fund	*	422
	New Perspective Global Fund	*	412
	Oppenheimer International Bond Fund	*	280
	Vanguard US High Yield	*	147
	Tocqueville Gold	*	138
	Total Stock Market Index	*	102
	T Row Price New ERA Fund	*	92
	Value Fund	*	57
	International Growth Fund	*	30
	Mid Value Fund	*	30
	Pru Jennison Mid Growth Fund	*	28
	Ivy Asset Strategy Fund	*	25
	Franklin Templeton Founding Funds Allocation	*	23
	T. Rowe Price Spectrum Inc	*	20

Mackinac Financial Corporation	Corporation Stock - Mackinac Financial Corporation stock	*	1,051,746
Participants	Participant notes receivable bearing interest ranging from 4.25% to 6.25%	—	465,619

	Total		$13,843,282

*Cost information not required

2

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mackinac Financial Corporation 401(k) Plan

Date: June 27, 2019	By:	/s/ Jesse A. Deering
	Name:	Jesse A. Deering
	Title:	Executive Vice President, Chief Financial Officer
Mackinac Financial Corporation